UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                                July 10, 2019



  Via Email

  Tara M. Fisher
  Ropes & Gray LLP
  800 Boylston Street
  Boston, MA 02199

          Re:     CIRCOR International, Inc.
                  Schedule 14D-9/A filed July 8, 2019
                  SEC File No. 5-57061

  Dear Ms. Fisher:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has reviewed the amended filing listed above. Our comment follows. All defined terms have the same meaning as in your filing, unless otherwise noted.

         Please respond to this letter promptly by amending your Schedule 14D-9. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment to your filing(s) and the information you provide in response to this letter, we may have additional comments. Please allow sufficient time for additional staff review after filing your revised materials and your response letter.

  Schedule 14D-9/A filed July 8, 2019 - Item 5. Persons/Assets to be Retained, Employed,
  Compensated or Used

      1. See comment 3 in our last comment letter dated July 1, 2019. We continue to have concerns about the adequacy of the revised disclosure provided in this section in response to that comment and pursuant to Item 1009(a) of Regulation
         M-A and Item 5 of Schedule 14D-9. As discussed in the guidance available on our Web site at www.sec.gov under "Tender Offers and Schedules,"
Section 14(d)
         and Regulation 14D, Q&A 159.02 and as requested in our prior comment, the description of the financial advisors' compensation arrangements should include
         "sufficiently-detailed narrative disclosure to allow security holders to identify the
 Tara M. Fisher, Esq.
Ropes & Gray LLP
July 10, 2019
Page 2


       fees that will provide the primary financial incentive for the financial advisor[s]."
       As previously requested, your expanded disclosure should further provide additional details about the "potential transaction fee in the event of a sale" that
       Evercore and J.P. Morgan may receive, including how such a fee would be calculated and when it would be triggered. Your expanded discussion of the sale
       transaction fee should note whether such a fee could be earned in connection with a sale to Crane Co.

        We remind you that the filing person is responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551-3263 with any questions about these comments.


                                                             Sincerely,

                                                             /s/ Christina
Chalk

                                                             Christina Chalk
                                                             Senior Special
Counsel
                                                             Office of Mergers
and
                                                             Acquisitions